Registration No. 333  -
As filed with the  Securities and Exchange Commission on April 15, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

RENREN INC.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

The Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services
400 Madison Avenue, 4th Floor
New York, NY  10017
(212) 750-6474
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road, Central Hong Kong (852) 3740-4700	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing three (3) Class A ordinary shares, par value $0.001 per share, of Renren Inc.	500,000,000 American Depositary Shares	$5.00	$25,000,000	$2,902.50

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal		Face of Receipt - Introductory Article.
executive office
2.	Title of Receipts and identity of deposited		Face of Receipt - Top Center.
securities

Terms of Deposit:
	(i)	The amount of deposited securities	Face of Receipt - Upper right corner.
represented by one American Depositary
Share ("ADSs")
	(ii)	The procedure for voting, if any, the	Reverse of Receipt - Paragraphs (16)
		deposited securities	and (17).
	(iii)	The collection and distribution of	Reverse of Receipt - Paragraph (14).
dividends
	(iv)	The transmission of notices, reports and	Face of Receipt - Paragraph (13);
		proxy soliciting material	Reverse of Receipt - Paragraph (16).
	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14)
and (16).
	(vi)	The deposit or sale of securities resulting	Face of Receipt - Paragraphs (3) and (6);
		from dividends, splits or plans of	Reverse of Receipt - Paragraphs (14) and
		reorganization	(18).
	(vii)	Amendment, extension or termination of	Reverse of Receipt - Paragraphs (22) and
		the deposit agreement	(23) (no provision for extensions).
	(viii)	Rights of holders of Receipts to inspect	Face of Receipt - Paragraph (13).
the transfer books of the Depositary and
the list of holders of ADSs
	(ix)	Restrictions upon the right to deposit or	Face of Receipt – Paragraphs (2), (3), (4),
		withdraw the underlying securities	(6), (7), (9) and (10).

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption		Filed Herewith as Prospectus

	(x) Limitation upon the liability of the	Face of Receipt - Paragraph (7);
	Depositary	Reverse of Receipt - Paragraphs (19) and
(20).
3.	Fees and charges which may be imposed	Face of Receipt - Paragraph (10).
directly or indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among Renren Inc. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  ___ Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Renren Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of April, 2011.

Legal entity to be created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing three Class A ordinary shares, par value $0.001 per share, of Renren Inc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Robert Franz
	Name:	Robert Franz
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Renren Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Beijing, the People's Republic of China, on April 15, 2011.

RENREN INC.

By:	/s/ Joseph Chen
	Name:	Joseph Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph Chen and Hui Huang, each of them, his or her true and lawful attorney-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 15, 2011.

Signature		Title

/s/ Joseph Chen		Chairman of the Board of Directors and Chief
Name:	Joseph Chen	Executive Officer (principal executive officer)

/s/ Hui Huang		Chief Financial Officer
Name:	Hui Huang	(principal financial and accounting officer)

/s/ James Jian Liu		Director
Name:	James Jian Liu

/s/ Katsumasa Niki		Director
Name:	Katsumasa Niki

/s/ David K. Chao		Director
Name:	David K. Chao

/s/ Matthew Nimetz		Director
Name:	Matthew Nimetz

SIGNATURE OF AUTHORIZED REPRESENTATIVE
IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Renren Inc., has signed this registration statement on Form F-6 in New York, on April 15, 2011.

Authorized U.S. Representative

By:	/s/ Kate Ledyard
	Name:	Kate Ledyard
	Title:	Manager, Law Debenture Corporate Services Inc.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary